26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

December 2, 2020

CONFIDENTIAL

Ms. Katherine Bagley

Ms. Lilyanna Peyser

Office of Trade & Services

Division of Corporation Finance

Office of Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Kuke Music Holding Limited
Draft Registration Statement on Form F-1
Confidentially Submitted November 13, 2020
CIK No. 0001809158

Dear Ms. Bagley and Ms. Peyser:

On behalf of our client, Kuke Music Holding Limited (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the staff’s letter dated November 23, 2020 on the Company’s draft registration statement on Form F-1 confidentially submitted on Number 13, 2020 relating to a proposed initial public offering in the United States of American Depositary Shares, representing the Company’s ordinary shares (the “Draft Registration Statement”).  Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.  Simultaneously with the submission via EDGAR, the Company is delivering to the staff via hand delivery five courtesy copies of this letter and the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two courtesy copies of the submitted exhibits.

PARTNERS:   Pierre-Luc Arsenault3 | Manas Chandrashekar6 | Lai Yi Chau | Justin M. Dolling6 | David Patrick Eich1,5,6 | Liu Gan2 | Karen K.Y. Ho | Damian C. Jacobs6 | Ka Man Lau | Guang Li3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan3 | Amy Y.M. Ngan9 | Nicholas A. Norris6 | Paul S. Quinn | Michael D. Rackham6 | Richard C.C. Sharpe | Jesse D. Sheley# | Arthur K.H. Tso | Li Chien Wong | David Yun6 | Jacqueline B.N. Zheng3,6

REGISTERED FOREIGN LAWYERS:   Michelle Cheh8 | Daniel Dusek3 | James A. Hill6 | David M. Irvine6 | Benjamin W. James4 | Cori A. Lable2 | Wei Yang Lim6 | Xiaoxi Lin3 | Yazhe Liu3 | Daniel A. Margulies6 | Mi Tang3 | Wenchen Tang3 | Liyong Xing3 | David Zhang3

ADMITTED IN:   1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Texas (U.S.A.); 5 State of Wisconsin (U.S.A.); 6 England and Wales; 7 Singapore; 8 Victoria (Australia); 9 New South Wales (Australia); # non-resident

Beijing Boston Chicago Dallas Houston London Los Angeles Munich New York Palo Alto Paris San Francisco Shanghai Washington, D.C.

The staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form F-1, submitted November 13, 2020

“PRC laws and regulations over direct investment in and loans to PRC entities . . .”, page 36

1.                            We note your response to comment 2, including that your subsidiaries do not have any current plan to increase their registered capital and therefore are not required to complete the relevant filing and registration procedures. Please disclose the amount of capital that you are currently able to contribute to your PRC subsidiaries, based upon their current registered capital.  In this regard, we note your disclosure that “there is no statutory limit to the amount of funding that [you] can provide to [y]our PRC subsidiaries through capital contributions, because there is no statutory limit on the amount of registered capital for [y]our PRC subsidiaries and [you] are allowed to make capital contributions to [y]our PRC subsidiaries by subscribing for their registered capital.” Therefore, it appears that your capital contributions will be limited to the current registered capital of your PRC subsidiaries.

In response to the Staff’s comments, the Company has revised the disclosure on pages 37 and 38 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations The COVID-19 Pandemic, page 74

2.                            We note your response to comment 4, including that, as the Company was only able to resume organizing live classical music events in October 2020, it is not in a position to accurately assess the extent to which the COVID-19 pandemic has had on its ticket sales and sponsorship fees. However, you disclose throughout your filing that “due to restrictions on public gatherings, travel bans and the general population’s fears regarding contracting COVID-19, [you] had to cancel the production of many on-ground, live classical music events and, for this year’s Beijing Music Festival, which was held in October 2020, [you] were not able to organize as many live classical music performances or invite as many performing artists as [you] had been able to, which has led to decreased ticket sales and related sponsorship fees.” Please quantify the estimated decrease in ticket sales and sponsorship fees due to restrictions related to the COVID-19 pandemic, or provide us with further detail as to why that is not possible and/or appropriate.

In response to the Staff’s comments, the Company has revised the disclosure on page 76 of the Revised Draft Registration Statement.

3.              We note the following amended disclosure on page 74:

“We had 4,802 new Kukey students during the three months ended September 30, 2020 and recruited 6,230 additional Kukey students in October 2020. During the three months ended September 30, 2020, sales of our Kuke smart pianos, Kuke smart music teaching systems and related accessories increased by RMB1.7 million (US$0.2 million), representing an increase of 196.6% from the three months ended September 30, 2019. The number of institutional subscribers who started or renewed their subscription also increased by 82 during the three months ended September 30, 2020, as compared to 70 in the six months ended June 30, 2020. In addition, the average spending of our licensees increased by approximately 117.2% for the three months ended September 30, 2020 compared to the same period in 2019.”

To provide more balanced disclosure regarding your increase in sales and subscribers for the three months ended September 30, 2020, please disclose an estimate of your costs and expenses for the same period, or include narrative disclosure providing additional context for these increases in sales and subscribers.

In response to the Staff’s comments, the Company has revised the disclosure on page 77 of the Revised Draft Registration Statement.

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If you have any questions regarding the Revised Draft Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Steve Lin at steve.lin@kirkland.com, +8610 5737 9315 (work) or +86 186 1049 5593 (cell). Questions pertaining to accounting and auditing matters may be directed to the following partner at Ernst & Young.

Thank you for your time and attention.

Very truly yours,

/s/ David Zhang

David T. Zhang

Enclosures

c.c.            He Yu, Chairman of the Board and Chief Executive Officer

Tony Chan, Chief Financial Officer

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Amanda Mi Tang, Esq., Partner, Kirkland & Ellis International LLP

Samuel Wong, Partner, Ernst & Young

James Lin, Esq., Partner, Davis Polk & Wardwell LLP